1420 PEACHTREE STREET, N.E. • SUITE 800 • ATLANTA, GEORGIA 30309.3053

TELEPHONE: +1.404.521.3939 • FACSIMILE: +1.404.581.8330

August 12, 2019

Via EDGAR

Mr. Joshua Shainess

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Modern Media Acquisition Corp. S.A.
Amendment No. 3 to Form F-4
Filed July 30, 2019
File No. 333-229613

Dear Mr. Shainess:

On behalf of our client, Modern Media Acquisition Corp. S.A. (the “Company”), this letter responds to comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated August 9, 2019 (the “Comment Letter”) in regard to the above-referenced Amendment No. 3 to the draft registration statement on Form F-4 (the “Registration Statement”). In conjunction with this letter, the Company is publicly filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”). The changes reflected in Amendment No. 4 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. All defined terms in this letter have the same meaning as in the Registration Statement, unless otherwise indicated.

The Company’s responses to the comments presented in the Comment Letter are set forth below. The text of the applicable comment precedes each of the Company’s responses.

Amendment No. 3 to Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus

Recent Developments

PIPE Financing, page 16

ALKHOBAR • AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • DETROIT • DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNE • MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH • RIYADH • SAN DIEGO • SAN FRANCISCO • SÃO PAULO • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 12, 2019

1.

Please expand your disclosure to fully describe the terms of the PIPE Financing. Clarify the number of shares of common stock to be sold at $8.00 per share and the number of shares to be issued as a “sweetener.”

Response: In response to the Staff’s comment, the Company has revised its discussion of the PIPE Financing to disclose the number of PubCo Ordinary Shares expected to be sold at $8.00 per share and the number of PubCo Ordinary Shares expected to be offered as an incentive to investors in the PIPE Financing. The Company has also explained in the discussion of the PIPE Financing that each PIPE subscription agreement has been and continues to be negotiated on an individual arms’ length basis and, as such, the final terms and conditions remain subject to change. Please see page 16 of Amendment No. 4.

2.

Confirm how you will update your disclosure or otherwise notify stockholders to convey whether the company has secured binding commitments to purchase ordinary shares in the PIPE Financing and the amount of such commitments or whether Akazoo has waived the condition that the company have not less than $53.0 million of available cash.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to convey its intention to promptly notify stockholders, through issuance of a press release, that it has secured sufficient binding commitments in the PIPE Financing to satisfy the minimum cash condition or that Akazoo has otherwise waived this condition.

3.

Please clarify the purpose and effect of the provisions of the Letter Agreement and PIPE Financing so that shareholders can understand the reasons for the provisions and how they facilitate the business combination. For example, explain why the sponsor is forfeiting shares and warrants, the interplay of these forfeited shares and warrants with shares and warrants to be issued to investors in the PIPE Financing and to Akazoo shareholders in connection with the business combination, and how and why PubCo shares to be received by Akazoo shareholders in the business combination can be sold in the PIPE Financing.

Response: In response to the Staff’s comment, the Company has revised its discussion of the Letter Agreement to include an explanation of why the parties considered the PIPE Financing and how the terms of the Letter Agreement were determined. The Company’s revised discussion explains that the sponsor’s forfeitures were primarily intended to limit the dilution that MMAC public stockholders and legacy Akazoo equityholders would experience due to the contemplated PIPE Financing. Please see page 16 of Amendment No. 4.

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 12, 2019

With respect to the provisions in the Letter Agreement that, if Gross Cash were to exceed $60 million, legacy Akazoo equityholders may choose to receive cash in lieu of specified amounts of PubCo Ordinary Shares, the Company has added disclosure to clarify that the legacy Akazoo equityholders would not sell PubCo Ordinary Shares issued in the Business Combination to investors in the PIPE Financing but would instead have the option, pursuant to the Letter Agreement, to receive cash in lieu of a portion of the PubCo Ordinary Shares that would otherwise be issuable to such equityholders by virtue of their Akazoo holdings. Such cash in lieu of PubCo Ordinary Shares would be payable at a rate of $8.00 per share. While the Company currently anticipates successfully securing binding commitments in the PIPE Financing to satisfy the minimum cash condition, the ability of legacy Akazoo equityholders to receive such cash payments is dependent on MMAC reaching certain specified levels of Gross Cash, and, therefore, dependent on the ultimate proceeds raised in the PIPE Financing.

Comparative Historical and Unaudited Pro Forma Per Share Data, page 34

4.

We note prior to the effective date of the merger with MMAC, LuxCo will become a holding company of Akazoo through a share exchange on a 100-for-1 basis. Please revise the historical per share data of Akazoo to reflect the pro forma effects of this reorganization, which we note is effectively a share split.

Response: In response to the Staff’s comment, the Company has added footnote (d) to the table on page 34 to clarify that LuxCo will acquire the entire issued share capital of Akazoo through a 100-for-1 share exchange. Please see page 34 of Amendment No. 4.

5.

Please refer to Part IA Item 3 paragraph (f)(3) of Form F-4. In addition to the most recent year, you should present income (loss) per share from continuing operations for all the periods for which financial data is presented in accordance with Item 3.A of Form 20- F (selected financial data).

Response: In response to the Staff’s comment, the Company has revised the presentation of pro forma net income (loss) per share from continuing operations to present data for fiscal years ended December 31, 2018, 2017 and 2016. Please see page 34 of Amendment No. 4.

Unaudited Pro Forma Condensed Combined Financial Statements Introduction, page 122

6.

Referencing the penultimate paragraph, you disclose a remaining balance of $75 million in the trust account after 13,350,654 shares of MMAC Common Stock were redeemed in conjunction with the Second Extension. However, you disclose on page i of the prospectus the remaining balance after redemptions was $14.7 million in cash in your trust account at June 30, 2019. Please revise or advise us.

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 12, 2019

Response: In response to the Staff’s comment, the Company has corrected the erroneous reference to “$75 million” to “$14.7 million”. Please see page 122 of Amendment No. 4.

Pro Forma Condensed Combined Statement of Operations, page 127

7.	Provide pro forma adjustments in the pro forma adjustment columns for scenario 2 and scenario 3.

Response: In response to the Staff’s comment, the Company has revised the pro forma condensed combined statement of operations to identify the pro forma adjustments for Scenario 2 and Scenario 3 (which were already reflected in the calculations in the table but were erroneously omitted from the “Adjustments” column). Please see page 127 of Amendment No. 4.

Exhibits

8.	File the Letter Agreement dated July 29, 2019 as an exhibit.

Response: In response to the Staff’s comment, the Company has included the Letter Agreement dated July 29, 2019 to Amendment No. 4 as Exhibit 2.2.

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If you have any questions regarding the foregoing, please do not hesitate to contact me at 404.581.8573 or mlhanson@jonesday.com.

Very truly yours,

/s/ Mark L. Hanson

cc:	Lewis W. Dickey, Jr.
Bradley C. Brasser, Esq.
Robert B. Barnes, Esq.
Mitchell Day, Esq.
(Jones Day)

Mitchell S. Nussbaum, Esq.

David J. Levine, Esq.

(Loeb & Loeb LLP)